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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                                SEC File Number:
                                                                           1-496

                           NOTIFICATION OF LATE FILING

                                                                   CUSIP Number:
                                                                     427 056 106

(Check one:) [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
             [ ] Form N-SAR

         For Period Ended: December 31, 2000

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the transition period ended: Not applicable

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

                              Hercules Incorporated
                              ---------------------
                             Full Name of Registrant

                                 Not applicable
                                 --------------
                            Former Name if Applicable

                                 Hercules Plaza
                                 --------------
                            1313 North Market Street
                            ------------------------
            Address of Principal Executive Office (Street and Number)

                            Wilmington, DE 19894-0001
                            -------------------------
                            City, State and Zip Code
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
  [X] prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q or Form N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

        The registrant is unable to file its Annual Report on Form 10-K for the year ended December 31, 2000 within the prescribed period without unreasonable effort or expense for the following reasons.

        On November 14, 2000, the Registrant amended its senior credit facility and ESOP credit facility. In connection with the amendments to the Registrant's credit facilities, certain of the Registrant's subsidiaries guaranteed and pledged their assets as security for borrowings under those credit facilities. As a result of the subsidiaries' guarantees and pledges, the Registrant's 6.60% notes due 2027 and 6.625% notes due 2003 were similarly secured as required by the indenture under which such notes were issued. Because the notes were registered under the Securities Act of 1933, as amended, the Registrant is now required to include condensed consolidating financial information for the Registrant in its Annual Report on Form 10-K for the year ended December 31, 2000, in accordance with Rule 3-10 of Regulation S-X ("Rule 3-10"). In light of the complexities involved in complying with Rule 3-10, the Registrant's Board of Directors, management and advisors need additional time to review the adequacy and accuracy of the required disclosures. In addition, other information required for the satisfactory completion of the financial statements and related audit is not currently available.

PART IV - OTHER INFORMATION

         (l) Name and telephone number of person to contact in regard to this notification

          Justin P. Klein                           215-864-8606
          ---------------                           ------------
                (Name)                     (Area code) (Telephone Number)

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         (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                    [X]  Yes    [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    [ ]  Yes    [X]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                              Hercules Incorporated
                              ---------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 2, 2001             By:  /s/ Israel J. Floyd
      -------------                  ---------------------------------------
                                         Israel J. Floyd,
                                         Executive Vice President, Secretary
                                         and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).